

February 19, 2013

Via E-Mail
Kurt Decat
Chief Financial Officer
Taminco Acquisition Corporation
Two Windsor Plaza, Suite 411
Allentown, PA 18195

>   **Re: Taminco Acquisition Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 8, 2013**
>   **File No. 333-185244**

Dear Mr. Decat:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Market, Ranking and Other Industry Data, page 38

2. We note your revised disclosure in response to comment five of our letter dated January 29, 2013. However, you disclosure continues to suggest that the ADL report is publicly available. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Critical Accounting Policies, page 69

Share-Based Compensation, page 70

3. We note your response to comment eight of our letter dated January 29, 2013. With respect to the incentive equity awards granted during the Successor Period, please:

    - Revise your table to include the 8,000 time-vested stock options and 17,000 performance-based stock options that were granted during the third quarter of 2012, as well as any additional options granted during the fourth quarter of 2012; and

- Revise your disclosure to clarify, if true, that the <u>fair value of your common stock</u> was contemporaneously determined by the two unrelated third parties during the time of the acquisition.

Executive Compensation, page 106

4. We note your revised disclosure in response to comment 11 of our letter dated January 29, 2013. After you determine achievement of the performance measures for each named executive officer, please update the disclosure to discuss the actual results achieved by you and how you evaluated the results to reach the actual payout. In addition, we note your disclosure continues to state that you are not disclosing the specific performance targets. Please revise this section to reflect your disclosure of the EBITDA and Working Capital targets.

Long-Term Equity-Based Compensation, page 109

5. Please explain how you determined the amount of stock options to grant to each of your named executive officers and revise to describe the repricing of the options that took place in December 2012.

2012 Summary Compensation Table, page 113

6. We note that the amount reported under "Non-Equity Incentive Plan Compensation" represents only 50% of the amount earned under the annual cash bonus plan because the other 50% is deferred pursuant to the Bonus Pension Plan. Please note that Instruction 2 to Item 402(c)(2)(vii) of Regulation S-K states that all earnings on non-equity incentive plan compensation must be identified and quantified, even if deferred or payable by its terms at a later date. Please revise the Summary Compensation Table to include the full amount earned by each named executive officer, including the actual amount earned (as opposed to the target) as soon as such information is available. Please also revise the 2012 Grants of Plan-Based Awards Table to report the full amount earned under the annual cash bonus plan. Alternatively, please advise us as to why you believe it is appropriate to report only 50% of the amount earned.

7. We note your disclosure on page 116 that in December 2012 the exercise price of all options was reduced from $100 per share to $54.99 per share. Please note that both the grant date fair value of the original award as well as the incremental fair value of the modified award computed as of the modification date must be reported in the Option Award column of the Summary Compensation Table. Please revise the Summary Compensation Table and the Grants of Plan-Based Awards table accordingly. <u>See</u> Question 119.21 of the Compliance and Disclosure Interpretations for Regulation S-K.

Kurt Decat
Taminco Acquisition Corporation
February 19, 2013
Page 3

2012 Grants of Plan-Based Awards, page 115

8.   Please revise to disclose the aggregate grant date fair value for each reported option grant

Exhibits

9.   We note that you have requested confidential treatment for certain exhibits. To the extent
     that we have comments on your request, please note that we will issue them in a separate
     letter. Please further note that all comments on your request must be resolved before we
     will accelerate the effective date of your registration statement.

     As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

     You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the
financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-
3442, or me at 202-551-3397 with any other questions.

                                                  Sincerely,

                                                  /s/ Jay Ingram

                                                  Jay Ingram
                                                  Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via E-mail*)
      Kirkland & Ellis LLP